As Filed with the Securities and Exchange Commission on December 15, 2005.
                                                          Registration No.  333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                               -------------------
                                PETSEC ENERGY LTD
   (Exact name of issuer of deposited securities as specified in its charter)
                                      N.A.
                   (Translation of issuer's name into English)
                            Commonwealth of Australia
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
          (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              --------------------
                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
          (Address, including zip code, and telephone number, including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466
                           |X| immediately upon filing
                             |_| on (Date) at (Time)

             If a separate statement has been filed to register the
                  deposited shares, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

===================================================== ================= ================ ================== ============
                                                                        Proposed maximum  Proposed maximum   Amount of
                 Title of each class of                    Amount       Aggregate price       aggregate     registration
              Securities to be registered             to be registered    per unit(1)     offering price(1)     fee
----------------------------------------------------- ----------------- ---------------- ------------------ ------------
American Depositary Shares evidenced by American         50,000,000           $.05           $2,500,000       $294.25
Depositary Receipts, each American Depositary Share       American
evidencing five ordinary shares of Petsec Energy Ltd.    Depositary
                                                           Shares
===================================================== ================= ================ ================== ============

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to the Depositary Shares registered under Registration Statement on Form F-6 (Nos. 333-5176 and 333-8664) previously filed by the registrant.

      The Prospectus consists of the proposed amended and restated form of American Depositary Receipt included as Exhibit A to the amended and restated form of Deposit Agreement filed as Exhibit (1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

         Item Number and Caption            Location in Form of
         -----------------------            American Depositary Receipt
                                            Filed Herewith as Prospectus
                                            ----------------------------

(1) Name and address of Depositary          Introductory Paragraph

(2) Title of American Depositary Receipts   Face of American Depositary Receipt,
    and identity of deposited securities    top center

    Terms of Deposit:

    (i)    The amount of deposited          Face of American Depositary Receipt
           securities represented by one    - upper right corner
           unit of American
           Depositary Shares

    (ii)   The procedure for voting, if     Paragraphs 15, 16 and 18
           any, the deposited securities

    (iii)  The collection and               Paragraphs 4, 12, 13, 15 and 18
           distribution of dividends

    (iv)   The transmission of notices,     Paragraphs 11, 15, 16, 17 and 18
           reports and proxy
           soliciting material

    (v)    The sale or exercise of rights   Paragraph 13, 14, 15 and 18

    (vi)   The deposit or sale of           Paragraphs 12, 13, 15,17 and 18
           securities resulting from
           dividends, splits or
           plans of reorganization

    (vii)  Amendment, extension or          Paragraphs 20 and 21
           termination of the
           Deposit Agreement

    (viii) Rights of holders of receipts    Paragraph 11
           to inspect the transfer books
           of the Depositary and the
           list of holders of receipts

    (ix)   Restrictions upon the right      Paragraphs 2, 3, 4, 5, 6, 8 and 22
           to deposit or withdraw the
           underlying securities

         Item Number and Caption            Location in Form of
         -----------------------            American Depositary Receipt
                                            Filed Herewith as Prospectus
                                            ----------------------------

    (x)    Limitation upon the liability    Paragraphs 14, 18, 19 and 21
           of the Depositary

(3) Fees and Charges                        Paragraph 7 and 8

Item 2.  Available Information

         Item Number and Caption            Location in Form of
         -----------------------            American Depositary Receipt
                                            Filed Herewith as Prospectus
                                            ----------------------------

2(a)  Statement that Petsec Energy Ltd is   Paragraph 11
      subject to the periodic reporting
      requirements of the Securities
      Exchange Act of 1934 and,
      accordingly, files certain reports
      with the Commission and that such
      reports can be inspected by holders
      of American Depositary Receipts and
      copied at public reference
      facilities maintained by the
      Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

      * (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of July 22, 1996, as Amended and Restated as of May 15, 1998, among Petsec Energy Ltd (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

--------
* Incorporated by reference to Form F-6 Registration Statement No. 333-8664 filed by the Registrant with the Commission

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of July 22, 1996, as Amended and Restated as of May 15, 1998, among Petsec Energy Ltd, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 15, 2005.

                                            By: THE BANK OF NEW YORK,
                                                 as Depositary

                                            By: \s\ U. Marianne Erlandsen
                                                --------------------------------
                                            Name:   U. Marianne Erlandsen
                                            Title:  Vice President

      Pursuant to the requirements of the Securities Act of 1933, Petsec Energy Ltd has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Commonwealth of Australia on December 15, 2005.

                                            PETSEC ENERGY LTD

                                            By: \s\ Terrence Norman Fern
                                                -----------------------------
                                                Name:  Terrence Norman Fern
                                                Title: Chairman and Chief
                                                       Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on December 15, 2005.

Name                                        Title
----                                        -----

\s\ Terrence Norman Fern                    Chairman and Chief Executive Officer
------------------------                    (Principal Executive Officer)
Terrence Norman Fern

\s\ Fiona Anne Robertson                    Chief Financial & Accounting Officer
------------------------                    (Principal Financial &
Fiona Anne Robertson                        Accounting Officer)

\s\ David Allen Mortimer                    Director
------------------------
David Allen Mortimer

\s\ Peter Edward Power                      Director
------------------------
Peter Edward Power

\s\ Ross Adrian Keogh                       Authorized Representative in the
------------------------                    United States
Ross Adrian Keogh

                                INDEX TO EXHIBITS

    Exhibit
     Number
    -------

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5)   Certification under Rule 466.